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         AMENDED ADVISORY FEE SCHEDULE EFFECTIVE JANUARY 31, 2006
               TO ADVISORY AGREEMENT DATED OCTOBER 9, 1996


The Advisory Fee Schedule in paragraph 4 of the Advisory Agreement dated October 9, 1996 is amended as follows with respect to each of the Sector Funds (as defined below):

1.00% on the first $500 million
0.950% on the next $250 million
0.925% on the next $750 million
0.900% on the next $3.5 billion
0.875% on assets over $5 billion

The Sector Funds include the following ICON Funds:

ICON Consumer Discretionary Fund
ICON Energy Fund
ICON Financial Fund
ICON Healthcare Fund
ICON Industrials Fund
ICON Information Technology Fund
ICON Leisure and Consumer Staples Fund
ICON Materials Fund
ICON Telecommunication & Utilities Fund



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ICON Funds                                                ICON Advisers, Inc.
Dated:_________